UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Alere Inc.
Full name of Registrant

Not Applicable
Former Name if Applicable

51 Sawyer Road, Suite 200
Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02453
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Alere Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 within the prescribed time period without unreasonable effort or expense because the Company is conducting an analysis of certain aspects of revenue recognition in Africa and China and any potential implications on our evaluation of internal controls over financial reporting for the year ended December 31, 2015.  The Company’s goal is to file the Form 10-K within the fifteen-day extension period.  The Company will not announce its financial results for the fiscal quarter and fiscal year ended December 31, 2015 until the Company is prepared to file its Annual Report on Form 10-K.

The Company received a subpoena from the Securities and Exchange Commission (“SEC”) on January 14, 2016 in connection with the previously disclosed formal SEC investigation which requested, among other things, additional information related to sales of products and services to end-users in Africa, as well as revenue recognition relating to sales of products and services to end-users in Africa.

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Readers can identify these statements by forward-looking words such as “may,” “could,” “should,” “would,” “intend,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “goal” or similar words.  A number of important factors could cause actual results of Alere and its subsidiaries to differ materially from those indicated by such forward-looking statements.  These factors include, but are not limited to, (i) the risk that the review discussed above is not completed in a timely manner; (ii) the possibility that the review discussed above uncovers an error or errors in revenue recognition which require adjustment, which may be material; (iii) the risk that these or other risk factors impact the expected timing of the filing of the Form 10-K for the year ended December 31, 2015 and (iv) the risk factors detailed in Part I, Item 1A, “Risk Factors” of our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2014 (as filed with the SEC on March 5, 2015, as amended on April 30, 2015, May 28, 2015 and November 13, 2015) and other risk factors identified herein or from time to time in our periodic filings with the SEC. Readers should carefully review these risk factors, and should not place undue reliance on our forward-looking statements. These forward-looking statements are based on information, plans, goals, and estimates at the date of this report.  We undertake no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification:

Ellen Chiniara	(781)	314-4004
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALERE INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 26, 2016	By:	/s/ Ellen Chiniara
Name: Ellen Chiniara
Title: Senior Vice President and General Counsel

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).